UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Charm Communications Inc. Announces Unaudited First Quarter 2012 Results

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: May 17, 2012

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited First Quarter 2012 Results

Q1 turnover up 6.1% year over year

Q1 agency business revenues up 44.6% year over year

BEIJING, May 16, 2012 /PRNewswire-Asia-FirstCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•	Turnover in the first quarter of 2012 grew 6.1% year over year to $210.4 million

•	Revenues for Charm’s advertising agency business grew 44.6% year over year to $10.3 million in the first quarter of 2012

•

Revenues for Charm’s media investment management business declined 58.9% year over year to $22.2 million in the first quarter of 2012 mainly due to a change in the Company’s media asset mixture to reduce exposure to regulatory risks

•	Revenues in the first quarter of 2012, as a result of the above, declined 46.1% year over year to $33.5 million

•	Gross profit for the first quarter of 2012 declined 33.7% year over year to $9.8 million due to lower contribution from the media investment management business

•	Net income for the first quarter of 2012 declined 90.0% year over year to $0.8 million

•

Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and impairment on investments, declined 79.1% year over year to $1.9 million in the first quarter of 2012

•	Basic net income per American depositary share (“ADS”) for the first quarter of 2012 was $0.01, compared to $0.20 for the first quarter of 2011 and $0.38 for the fourth quarter of 2011

“We achieved robust growth in our core advertising agency business, despite the softer-than-usual advertising environment in the first quarter,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “We will continue to enhance the services and capabilities of our agency services with investments in talent and infrastructure, especially in the faster-growing digital space.”

“Although we reduced our exposure to satellite channels in our media business, the joint impact of macro uncertainties and regulatory changes was greater than anticipated and resulted in weaker sales. In this challenging macro environment, our goal is to minimize our short-term media inventory risk while looking opportunistically for long-term media partners, especially as media prices begin to rationalize,” concluded Mr. Dang.

Mr. Wei Zhou, Charm’s chief financial officer, added, “We saw solid turnover growth in our television and internet agency businesses as a result of strategic investments to enhance our services and capabilities. Looking ahead, 2012 will remain a key investment year for Charm, as talent and infrastructure remain the key building blocks to support our long-term growth.”

First quarter 2012 Results

Turnover (non-GAAP)

US$ mm	1Q12	1Q11	4Q11	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$210.4	$198.2	$254.8	6.1%	-17.4%
Advertising agency	$188.2	$144.2	$189.2	30.5%	-0.5%
Media investment management	$22.2	$54.0	$65.6	-58.9%	-66.2%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 6.1% year-over-year increase in total turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The 17.4% quarter-over-quarter decrease in turnover was largely attributed to the decline in the media investment business as well as seasonal factors.

The 30.5% year-over-year increase in the advertising agency business, or agency business, turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients. The 0.5% quarter-over-quarter decline in turnover was mainly attributed to slightly weaker demand in the first quarter due to seasonal factors. In the first quarter of 2012, Charm’s agency business had 160 advertisers, compared to 153 advertisers in the fourth quarter of 2011 and 140 advertisers in the first quarter of 2011.

The revenue extraction rate, which is defined as revenue divided by turnover, was 5.5% for the agency business, compared to 4.9% for the first quarter of 2011 and 6.2% for the fourth quarter of 2011. The year-over-year increase in the revenue extraction rate was mainly due to the increased advertising spending on non-CCTV media platforms, internet and satellite channels, which have a higher extraction rate. The quarter-over-quarter decrease in the revenue extraction rate was mainly due to strong, seasonal-related placements in the first quarter on China Central Television (“CCTV”), which generally has slightly lower extraction rates compared to other media platforms. Charm expects the revenue extraction rate to increase as the Company expands its full-service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive and Charm Click.

The 58.9% year-over-year and 66.2% quarter-over-quarter turnover decrease (equivalent to GAAP revenue) in the media investment management business, or principal media business, which operates under the Shangxing Media brand, was mainly due to the dropping of several media assets in order to modify the Company’s media inventory mix and reduce risks associated with uncertainties in the satellite market following recent regulatory changes. For the first quarter of 2012, Charm had 150 advertisers for its principal media business, compared with 325 advertisers for the first quarter of 2011. The decline in advertisers is mainly due to the dropping of Hubei Provincial Economic TV, which had a large number of small advertisers.

Revenues

US$ mm	1Q12	1Q11	4Q11	Y-o-Y %	Q-o-Q%
Total revenues	$33.5	$62.3	$80.3	-46.1%	-58.3%
Advertising agency	$10.3	$7.1	$11.7	44.6%	-12.4%
Media investment management	$22.2	$54.0	$65.6	-58.9%	-66.2%
Branding and identity services	$1.1	$1.1	$3.0	-4.7%	-64.3%

The increase in agency revenues is consistent with the changes in turnover. The decrease in principal media business revenues is consistent with the changes in turnover while the quarter-to-quarter decrease in branding and identity services is primarily due to decreased client demand for creative services due to seasonal factors in the first quarter of 2012.

Gross Profit

US$ mm	1Q12	1Q11	4Q11	Y-o-Y %	Q-o-Q%
Cost of revenues	$23.7	$47.4	$51.8	-50.0%	-54.3%
Gross profit	$9.8	$14.8	$28.5	-33.7%	-65.5%
Gross margin	29.3%	23.8%	35.5%

Charm mainly attributes the year-over-year decrease in cost of revenues to the dropping of several media assets in order to modify the Company’s media inventory mix due to uncertainties in the satellite market following recent regulatory changes. The year-over-year decline in gross profit was due to a lower contribution from the media investment management business.

Operating Profit

US$ mm	1Q12	1Q11	4Q11	Y-o-Y %	Q-o-Q%
Total operating expenses	$9.5	$6.8	$13.0	40.8%	-26.5%
Selling and marketing	$7.4	$5.0	$9.6	48.2%	-23.1%
General and administrative	$2.1	$1.8	$3.4	20.0%	-36.5%
Operating profit	$0.2	$8.1	$15.5	-97.1%	-98.5%

The 48.2% year-over-year increase in selling and marketing expenses was primarily due to the continued investment in the Company's digital business, including increased headcount at Charm Interactive and Charm Click. The 23.1% quarter-over-quarter decrease in selling and marketing expenses was primarily due to seasonal factors as fewer marketing events were held in the first quarter of 2012.

General and administrative expenses in the first quarter of 2012 grew 20.0% year over year and decreased 36.5% quarter over quarter to $2.1 million. The year-over-year increase was mainly attributed to investment in infrastructure to support long-term growth, such as office expansion and information technology (“IT”) systems.

Net Income

US$ mm	1Q12	1Q11	4Q11	Y-o-Y %	Q-o-Q%
Non-GAAP net income*	$1.9	$8.9	$17.1	-79.1%	-89.1%
Net income	$0.8	$8.2	$15.7	-90.0%	-94.8%
Basic net income per ADS (US$)	$0.01	$0.20	$0.38
Fully diluted net income per ADS (US$)	$0.01	$0.19	$0.36

*The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

Each ADS represents two common shares. The weighted average shares used to compute basic net income per ADS for the first quarter of 2012 is 39,068,333. As of March 31, 2012, 38,967,941 ADS were issued and outstanding.

Cash Flows and Cash Position

Net cash outflow from operations for the first quarter of 2012 was $4.7 million, which is mainly due to deposits made for new CCTV media inventory. As of March 31, 2012, the Company had cash and cash equivalents of $132.5 million, compared to $139.4 million at the end of the fourth quarter of 2011.

Customers

In the first quarter of 2012, Charm’s agency business had 160 advertisers, compared to 153 advertisers in the fourth quarter of 2011 and 140 advertisers in the first quarter of 2011.

In the first quarter of 2012, Charm’s principal media business had 150 advertisers, compared to 325 advertisers in the first quarter of 2011

Employee Headcount

As of March 31, 2012, the Company had 764 employees, compared to 691 employees as of December 31, 2011.

Recent Business Developments

In February 2012, Charm was named CCTV’s “Top Advertising Agency” for the ninth consecutive year and tenth overall, extending its dominant run as the go-to agency for advertisers on China’s largest television network.

In March 2012, Charm Click received the 2012 Discovery Award from Baidu, Inc. (“Baidu”), the leading Chinese-language internet search provider, as well as the 2011 Outstanding Partner Award from Taobao, China’s largest e-commerce marketplace operator. The awards were based on the number of Charm Click clients, the volume of billings and the effectiveness of the SEM solutions delivered to both Baidu and Taobao in 2011.

In April 2012, Charm paid a cash dividend of US$0.16 per ordinary share, which is equivalent to US$0.32 per ADS. In the future, Charm’s Board of Directors will evaluate the Company’s dividend policy on an annual basis.

In April 2012, Charm established a three-year sponsorship and promotional agreement with various Chinese Winter Olympic sports associations, including China’s ice hockey, curling, short-track speed skating, figure skating, and freestyle skiing teams. The cooperation initiatives will be managed by Charm's new sports marketing department, which is led by Mr. Lei Wu, a veteran of the sports marketing business and who joined Charm from the CCTV Sports and Entertainment Group.

In May 2012, Charm signed an exclusive advertising agency agreement with Beijing Television (“BTV”) to operate on its sports channel (“BTV-Sports”), effective June 1, 2012 to December 31, 2014. BTV-Sports is a 24-hour sports channel broadcasting to the greater Beijing area with programming that includes live and recorded popular athletic events such as the English Premier League, UEFA Champions League, the Chinese Basketball Association and the (U.S.) National Basketball Association. Charm expects the initial payment and ramp-up period to impact the Company’s second quarter results.

Charm won the following accounts in the first quarter of 2012:

•	Charm Advertising won the overall television media business for TCL and Baihe.com

•	Charm Interactive won the full digital campaign for AAE Travel, a joint venture between the world’s leading online travel company, Expedia, and award-winning low-cost airline, AirAsia

•	Charm Click won the search engine marketing businesses for Tommy Hilfiger and MG Cosmetics

Business Outlook

US$ mm	2Q12E
Total revenues	$36.0 to $37.5
Non-GAAP net income*	$1.50 to $2.00

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

The Company bases these estimates on a foreign exchange rate of RMB6.30 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income,” which is defined as GAAP net income excluding stock-based compensation expenses, amortization of intangible assets and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income.” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Thursday, May 17, 2012.

Dial-in details for the conference call are as follows:

U.S.:	+1-718-354-1231
International:	+1-866-519-4004
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
Passcode:	79400253

A replay of the call will be available from 1 a.m. May 18, 2012 until May 25, 2012 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	79400253

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site athttp:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Mr. Kevin Sun

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	March 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	132,480	139,406
Notes receivable	14,798	28,880
Prepaid expenses	92,529	106,393
Deposits	26,787	25,730
Accounts receivable	101,141	103,920
Amount due from related parties	1,715	3,494
Deferred tax assets	125	125
Other current assets	3,635	2,139

Total current assets	373,210	410,087

Fixed assets, net	5,770	4,344
Intangible assets, net	3,134	3,397
Investments under equity method	1,382	1,445
Goodwill	4,332	4,335
Other non-current assets	1,009	1,009

Total non-current assets	15,627	14,530

TOTAL ASSETS	388,837	424,617

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current Liabilities
Accounts payable (of which 757 and 687, as of March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	50,923	63,141
Amounts due to related parties (of which 310 and nil as of March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	7,119	4,460
Advances from customers (of which 1,559 and 12,028 as of March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	64,479	85,720
Accrued expenses and other current liabilities (of which 3,850 and 4,411 as of March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	16,951	22,876
Dividends payable (of which nil as of March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	12,556	—
Consideration payable (of which nil as of March 31, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	2,812	2,813

Total current liabilities	154,840	179,010

Consideration payable (of which nil as of December 31, 2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	2,474	2,476

Total non-current liabilities	2,474	2,476

Total liabilities	157,314	181,486

Redeemable noncontrolling interest	4,744	4,723
Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8
Additional paid-in capital	104,335	116,637
Retained earnings	106,482	105,930
Accumulated other comprehensive income	13,258	13,384

Total Charm Communications Inc. shareholders’ equity	224,083	235,959

Noncontrolling interest	2,696	2,449

Total equity	226,779	238,408

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING
INTEREST AND EQUITY	388,837	424,617

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	22,194	54,046	65,618
Advertising agency	10,283	7,113	11,745
Branding and identity services	1,064	1,116	2,979

Total revenues	33,541	62,275	80,342

Cost of revenues:
Media investment management	22,081	46,007	48,861
Advertising agency	982	816	1,207
Branding and identity services	638	611	1,739

Total cost of revenues:	23,701	47,434	51,807

Gross profit	9,840	14,841	28,535

Operating expenses:
Selling and marketing expenses	7,420	5,007	9,643
General and administrative expenses	2,127	1,773	3,350
Total operating expenses	9,547	6,780	12,993

Gain(Loss) from equity method investees	-62		-5

Operating profit	231	8,061	15,537

Interest income	645	553	663
Other expense	13
Income before income tax expense	863	8,614	16,200
Income tax expense	43	431	465

Net income	820	8,183	15,735

Net income attributable to noncontrolling interest	268	309	944
Net income attributable to Charm Communications Inc.	552	7,874	14,791

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.01	0.20	0.38
Diluted	0.01	0.19	0.36
Shares used in computation of net income(loss) per ADS:
Basic	39,068,333	39,135,833	39,075,906
Diluted	40,900,414	40,911,713	40,976,069
Notes:
(1) Share-based compensation expenses during the period included in:
Cost of revenues	1	1	1
Selling and marketing expenses	535	422	571
General and administrative expenses	238	250	303

Total	774	673	875

	For the three months ended,
	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	820	8,183	15,735
Other comprehensive income:
Change in cumulative foreign exchange translation adjustment	(126)	1,293	2,938

Comprehensive income	694	9,476	18,673

Less: Comprehensive income attributable to non-controlling interest	(247)	(309)	(755)
Less: Comprehensive income attributable to redeemable non-controlling interest	(21)	—	(189)

Comprehensive income attributable to Charm Communications Inc.	426	9,167	17,729

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	March 31, 2012	March 31, 2011	December 31, 2011
Net income	820	8,183	15,735
Add back share-based compensation expenses during the related periods	774	673	875
Add back amortization on intangible assets	261	—	443

Non-GAAP net income	1,855	8,856	17,053

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	March 31, 2012	March 31, 2011	December 31, 2011
Turnover (non-GAAP):
Media investment management	22,194	54,046	65,618
Advertising agency	188,162	144,159	189,178
Branding and identity services	N/A	N/A	N/A

Total turnover	210,356	198,205	254,796

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	5.5%	4.9%	6.2%
Branding and identity services	N/A	N/A	N/A
USGAAP Revenue:
Media investment management	22,194	54,046	65,618
Advertising agency	10,283	7,113	11,745
Branding and identity services	1,064	1,116	2,979

Total revenue	33,541	62,275	80,342